UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Anthera pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

03674U102

(CUSIP Number)

August 17, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 03674U102

1		Name of reporting persons. Opus Point Partners, LLC
2		Check the appropriate box if a member of a group. (a) ☒ (See instructions) (b) ☐
3		SEC use only.
4		Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 4,170,816
	7	Sole dispositive power. 0
	8	Shared dispositive power. 4,170,816
9		Aggregate amount beneficially owned by each reporting person. 4,170,816
10		Check box if the aggregate amount in row (9) excludes certain shares ☐ (see instructions).
11		Percent of class represented by amount in row (9). 5.27%*
12		Type of reporting person CO

* Based on 79,111,870 Common Shares reported outstanding as of August 1, 2012 on the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2012.

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CUSIP No. 03674U102

1		Name of reporting persons. Opus Point Healthcare Fund Management, LLC
2		Check the appropriate box if a member of a group. (a) ☒ (See instructions) (b) ☐
3		SEC use only.
4		Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 0
	6	Shared voting power. 4,170,816
	7	Sole dispositive power. 0
	8	Shared dispositive power. 4,170,816
9		Aggregate amount beneficially owned by each reporting person. 4,170,816
10		Check box if the aggregate amount in row (9) excludes certain shares ☐ (see instructions).
11		Percent of class represented by amount in row (9). 5.27%*
12		Type of reporting person CO

* Based on 79,111,870 Common Shares reported outstanding as of August 1, 2012 on the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2012.

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CUSIP No. 03674U102
1		Name of reporting persons. Opus Point Healthcare Value Fund, LP
2		Check the appropriate box if a member of a group. (a) ☒ (See instructions) (b) ☐
3		SEC use only.
4		Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 2,227,325
	6	Shared voting power. 4,170,816
	7	Sole dispositive power. 2,227,325
	8	Shared dispositive power. 4,170,816
9		Aggregate amount beneficially owned by each reporting person. 4,170,816
10		Check box if the aggregate amount in row (9) excludes certain shares ☐ (see instructions).
11		Percent of class represented by amount in row (9). 5.27%*
12		Type of reporting person PN

* Based on 79,111,870 Common Shares reported outstanding as of August 1, 2012 on the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2012.

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CUSIP No. 03674U102
1		Name of reporting persons. Opus Point Healthcare (Low Net) Fund, LP
2		Check the appropriate box if a member of a group. (a) ☒ (See instructions) (b) ☐
3		SEC use only.
4		Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 621,702
	6	Shared voting power. 4,170,816
	7	Sole dispositive power. 621,702
	8	Shared dispositive power. 4,170,816
9		Aggregate amount beneficially owned by each reporting person. 4,170,816
10		Check box if the aggregate amount in row (9) excludes certain shares ☐ (see instructions).
11		Percent of class represented by amount in row (9). 5.27%*
12		Type of reporting person PN

* Based on 79,111,870 Common Shares reported outstanding as of August 1, 2012 on the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2012.

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CUSIP No. 03674U102
1		Name of reporting persons. Opus Point Healthcare Innovations Fund, LP
2		Check the appropriate box if a member of a group. (a) ☒ (See instructions) (b) ☐
3		SEC use only.
4		Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 1,321,789
	6	Shared voting power. 4,170,816
	7	Sole dispositive power. 1,321,789
	8	Shared dispositive power. 4,170,816
9		Aggregate amount beneficially owned by each reporting person. 4,170,816
10		Check box if the aggregate amount in row (9) excludes certain shares ☐ (see instructions).
11		Percent of class represented by amount in row (9). 5.27%*
12		Type of reporting person PN

* Based on 79,111,870 Common Shares reported outstanding as of August 1, 2012 on the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2012.

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Item 1(a). Name of Issuer:

Anthera Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

25801 Industrial Boulevard, Suite B

Hayward, California 94545

Item 2(a). Name of Person Filing:

This Schedule 13G is filed by Opus Point Partners, LLC (“Opus”), Opus Point Healthcare Fund Management, LLC (“Healthcare Management”), Opus Point Healthcare Value Fund, LP (“Value Fund”), Opus Point Healthcare (Low Net) Fund, LP (“Low Net Fund”) and Opus Point Healthcare Innovations Fund, LP (“Innovations Fund”).

Item 2(b). Address of Principal Business Office, or, if none, Residence:

The principal business address of each of Opus, Healthcare Management, Value Fund, Low Net Fund and Innovations Fund is: 787 Seventh Avenue, 48th Floor, New York, NY 10019.

Item 2(c). Citizenship:

Opus is a limited liability company organized under the laws of Delaware. Healthcare Management is a limited liability company organized under the laws of Delaware. Value Fund is a limited partnership organized under the laws of Delaware. Low Net Fund is a limited partnership organized under the laws of Delaware. Innovations Fund is a limited partnership organized under the laws of Delaware.

Item 2(d). Title of Class of Securities:

Common Stock, $0.001 par value, (the “Common Shares”).

Item 2(e). CUSIP Number:

03674U102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

As of the date hereof:

(a) Amount beneficially owned:

Opus beneficially owns 4,170,816* Common Shares. Healthcare Management beneficially owns 4,170,816* Common Shares. Value Fund beneficially owns 4,170,816* Common Shares. Low Net Fund beneficially owns 4,170,816* Common Shares. Innovations Fund beneficially owns 4,170,816* Common Shares.

(b) Percent of class:

The Common Shares beneficially owned by Opus, Healthcare Management, Value Fund, Low Net Fund and Innovations Fund represent 5.27%* of the Issuer’s outstanding Common Shares outstanding.

(c) Number of shares as to which such person has:

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(i) Sole power to vote or direct the vote:

Opus and Healthcare Management do not have the sole power to vote any Common Shares that they beneficially own. Value Fund has the sole power to vote the 2,227,325* Common Shares that it beneficially owns. Low Net Fund has the sole power to vote the 621,702* Common Shares that it beneficially owns. Innovations Fund has the sole power to vote the 1,321,789* Common Shares that it beneficially owns.

(ii) Shared power to vote or to direct the vote:

The Reporting Persons each have shared power to vote or direct the vote of 4,170,816* Common Shares.

(iii) Sole power to dispose or direct the disposition of:

Opus and Healthcare Management do not have the sole power to dispose of any Common Shares that they beneficially own. Value Fund has the sole power to dispose of the 2,227,325* Common Shares that it beneficially owns. Low Net Fund has the sole power to dispose of the 621,702* Common Shares that it beneficially owns. Innovations Fund has the sole power to dispose of the 1,321,789* Common Shares that it beneficially owns.

(iv) Shared power to dispose or to direct the disposition of:

The Reporting Persons each have shared power to dispose of or direct the disposition of 4,170,816* Common Shares.

* The Reporting Persons may be deemed to beneficially own 4,170,816 Common Shares which constitute approximately 5.27% of the Issuer’s outstanding Common Shares (based on 79,111,870 Common Shares reported outstanding as of August 1, 2012 on the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2012).

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Member of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPUS POINT PARTNERS, LLC

Date: August 27, 2012
By: /s/ Michael S. Weiss
Name: Michael S. Weiss
Title: Manager

OPUS POINT HEALTHCARE FUND MANAGEMENT, LLC

By: OPUS POINT PARTNERS, LLC

Date: August 27, 2012
By: /s/ Michael S. Weiss
Name: Michael S. Weiss
Title: Manager

OPUS POINT HEALTHCARE VALUE FUND, LP

By: OPUS POINT HEALTHCARE FUND MANAGEMENT, LLC

By: OPUS POINT PARTNERS, LLC

Date: August 27, 2012
By: /s/ Michael S. Weiss
Name: Michael S. Weiss
Title: Manager

OPUS POINT HEALTHCARE (LOW NET) FUND, LP

By: OPUS POINT HEALTHCARE FUND MANAGEMENT, LLC

By: OPUS POINT PARTNERS, LLC

Date: August 27, 2012
By: /s/ Michael S. Weiss
Name: Michael S. Weiss
Title: Manager

OPUS POINT HEALTHCARE INNOVATIONS FUND, LP

By: OPUS POINT HEALTHCARE FUND MANAGEMENT, LLC

By: OPUS POINT PARTNERS, LLC

Date: August 27, 2012
By: /s/ Michael S. Weiss
Name: Michael S. Weiss
Title: Manager